UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: _________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
Full Name of Registrant

9 West 57th Street, 40th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sculptor Diversified Real Estate Income Trust, Inc. (the "Company") was not able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) by the prescribed deadline of 5:30 p.m. (ET) on May 15, 2024 without unreasonable effort or expense due to a software issue related to XBRL tagging that was not resolved until after the filing deadline. The Form 10-Q was filed on May 15, 2024 after the prescribed deadline and is currently available on the Securities and Exchange Commission’s website at www.sec.gov.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Herbert A. Pollard	646	562-4571
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was not required to file a Quarterly Report on Form 10-Q for the corresponding period for the last fiscal year. As the Form 10-Q has already been filed prior to this Form 12b-25 notification, please see the Form 10-Q for detailed information regarding changes in results of operations from the corresponding period.

SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2024	By:	/s/ Herbert A. Pollard
Herbert A. Pollard
Chief Financial Officer, Treasurer and Director
(principal financial officer)